Filed by Sierra Income Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Medley Management Inc.

Commission File No. 001-36638

Investor Presentation Sierra Income Corporation, Medley Capital Corporation and Medley Management Inc. Merger Overview August 2018

This communication contains “forward - looking” statements as that term is defined in Section 27 A of the Securities Act of 1933 , as amended, and Section 21 E of the Securities Exchange Act of 1934 , as amended by the Private Securities Litigation Reform Act of 1995 , including statements regarding the proposed transactions . Such forward - looking statements reflect current views with respect to future events and financial performance, and each of Sierra, MCC and Medley may make related oral forward - looking statements on or following the date hereof . Statements that include the words “should,” “would,” “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” and similar statements of a future or forward - looking nature identify forward - looking statements in this material or similar oral statements for purposes of the U . S . federal securities laws or otherwise . Because forward - looking statements, such as the date that the parties expect the proposed transactions to be completed and the expectation that the proposed transactions will provide improved liquidity for Sierra, MCC, and Medley stockholders and will be accretive to net investment income for both Sierra and MCC, include risks and uncertainties, actual results may differ materially from those expressed or implied and include, but are not limited to, those discussed in each of Sierra’s, MCC’s and Medley’s filings with the Securities and Exchange Commission (the “SEC”), and (i) the satisfaction or waiver of closing conditions relating to the proposed transactions described herein, including, but not limited to, the requisite approvals of the stockholders of each of Sierra, MCC, and Medley, Sierra successfully taking all actions reasonably required with respect to certain outstanding indebtedness of MCC and Medley to prevent any material adverse effect relating thereto, certain required approvals of the SEC and the Small Business Administration, the necessary consents of certain third - party advisory clients of Medley, and any applicable waiting period (and any extension thereof) applicable to the transactions under the Hart - Scott - Rodino Antitrust Improvements Act of 1976 , as amended, shall have expired or been terminated, (ii) the parties’ ability to successfully consummate the proposed transactions, and the timing thereof, and (iii) the possibility that competing offers or acquisition proposals related to the proposed transactions will be made and, if made, could be successful . Additional risks and uncertainties specific to Sierra, MCC and Medley include, but are not limited to, (i) the costs and expenses that Sierra, MCC and Medley have, and may incur, in connection with the proposed transactions (whether or not they are consummated), (ii) the impact that any litigation relating to the proposed transactions may have on any of Sierra, MCC and Medley, (iii) that projections with respect to dividends may prove to be incorrect, (iv) Sierra’s ability to invest our portfolio of cash in a timely manner following the closing of the proposed transactions, (v) the market performance of the combined portfolio, (vi) the ability of portfolio companies to pay interest and principal in the future ; (vii) the ability of Medley to grow its fee earning assets under management ; (viii) whether Sierra, as the surviving company, will trade with more volume and perform better than MCC and Medley prior to the proposed transactions ; and (ix) negative effects of entering into the proposed transactions on the trading volume and market price of the MCC’s or Medley’s common stock . The foregoing review of important factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that will be included in the Joint Proxy Statement/Prospectus (as defined below) relating to the proposed transactions, and in the “Risk Factors” sections of each of Sierra’s, MCC’s and Medley’s most recent Annual Report on Form 10 - K and most recent Quarterly Report on Form 10 - Q . The forward - looking statements in this presentation represent Sierra’s, MCC’s and Medley’s views as of the date of hereof . Sierra, MCC and Medley anticipate that subsequent events and developments will cause their views to change . However, while they may elect to update these forward - looking statements at some point in the future, none of Sierra, MCC or Medley have the current intention of doing so except to the extent required by applicable law . You should, therefore, not rely on these forward - looking statements as representing Sierra’s, MCC’s or Medley’s views as of any date subsequent to the date of this material . Important Notices Page 2

Additional Information and Where to Find It In connection with the proposed transactions, Sierra intends to file with the SEC and mail to its stockholders a Registration Statement on Form N - 14 that will include a proxy statement and that also will constitute a prospectus of Sierra, and MCC and Medley intend to file with the SEC and mail to their respective stockholders a proxy statement on Schedule 14 A (collectively, the “Joint Proxy Statement/Prospectus”) . The definitive Joint Proxy Statement/Prospectus will be mailed to stockholders of Sierra, MCC, and Medley, respectively . INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SIERRA, MCC, AND MEDLEY, THE PROPOSED TRANSACTIONS AND RELATED MATTERS . When available, investors and security holders will be able to obtain the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Sierra, MCC, and Medley, free of charge, from the SEC’s web site at www . sec . gov and from Sierra’s website ( www . sierraincomecorp . com), MCC’s website (www . medleycapitalcorp . com), or Medley’s website (www . mdly . com) . Investors and security holders may also obtain free copies of the Joint Proxy Statement/Prospectus and other documents filed with the SEC from Sierra, MCC, or Medley by contacting Sam Anderson, Medley’s Investor Relations contact, at 212 - 759 - 0777 . Participants in the Solicitation Sierra, MCC, and Medley and their respective directors, executive officers, other members of their management, employees and other persons may be deemed to be participants in the anticipated solicitation of proxies in connection with the proposed transactions . Information regarding Sierra’s directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on March 14 , 2018 (the “Sierra 2018 Proxy Statement”) . Information regarding MCC’s directors and executive officers is available in its definitive proxy statement for its 2018 annual meeting of stockholders filed with the SEC on December 21 , 2017 (the “MCC 2018 Proxy Statement”) . Information regarding Medley’s directors and executive officers is available in its annual report for the year ended December 31 , 2017 on Form 10 - K filed with the SEC on March 29 , 2018 (the “Medley 2017 10 - K”) . To the extent holdings of securities by such directors or executive officers have changed since the amounts disclosed in the Sierra 2018 Proxy Statement, the MCC 2018 Proxy Statement, and the Medley 2017 Form 10 - K, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed by such directors or executive officers, as the case may be, with the SEC . More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when such documents become available and in other relevant materials to be filed with the SEC . These documents may be obtained free of charge from the sources indicated above . No Offer or Solicitation The information in this presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended . Important Notices Page 3

The combination of Sierra Income Corp. (“Sierra”), Medley Capital Corp. (“MCC”), and Medley Management Inc. (“Medley”) will create a leading, publicly - traded internally managed BDC Transaction Rationale Source: MDLY management 1. SNL Financial as of August 7 , 2018 2. Estimates of Sierra’s post - merger financial position are based on the publicly reported financial information of Sierra, MCC and MDLY as o f June 30, 2018. Page 4 • $2 billion of assets and $1.1 billion of NAV on balance sheet 2 • Over $5 billion of AUM including third - party capital 2 Creates the 2nd largest internally managed and 7th largest publicly traded BDC 1 1 • Simplified structure and larger scale are in keeping with industry trends • Increased size and diversification has p otential to provide broader access to financing markets and lower financing costs over time Creates a single, larger, diversified balance sheet 2 • Increased operational efficiency • Asset management subsidiary has the potential to drive growth in NII and book value over time • Higher valuation for internally versus externally managed BDCs based on observed price - to - NAV ratios for publicly traded BDCs 1 Expected to increase liquidity for shareholders of Sierra, MCC, and MDLY with potential upside to future valuation as a result of internalization 3 Expected to be accretive to NII per share for Sierra and MCC through simplified organizational structure and revenue generation from growth of the asset manager over time 4 + +

Transaction Results in Increased Scale

Transaction would create the 2nd largest internally managed and the 7th largest publicly traded BDC

Manager	Assets	Market Cap	Price / NAV	2019E NII / Price	2019E NII / NAV
Ares Capital Corporation	$ 12,693	$ 7,417	1.03 x	9.7 %	9.9 %
Corporate Capital Trust, Inc. + FS Investment Corporation[1]	8,335	NA	NA	NA	8.5
Prospect Capital Corporation	5,851	2,477	0.74	11.7	8.7
Main Street Capital Corporation	**2,401**	**2,400**	**1.72**	**6.3**	**10.8**
Apollo Investment Corporation	2,312	1,272	0.90	11.4	10.3
New Mountain Finance Corporation	2,078	1,074	1.04	9.9	10.3
Pro-Forma Sierra Income Corp.[2]	**1,998**	**NA**	**NA**	**NA**	**NA**
TCG BDC Inc.	1,991	1,124	0.99	10.2	10.1
TPG Specialty Lending, Inc.	1,930	1,294	1.24	10.0	12.4
Golub Capital BDC, Inc.	1,816	1,142	1.18	NM	NM
TCP Capital Corp.	1,666	871	0.99	10.8	10.7
Solar Capital Ltd.	1,643	912	0.99	8.8	8.7
Hercules Capital, Inc.	**1,620**	**1,222**	**1.27**	**9.8**	**13.8**
Oaktree Specialty Lending Corporation	1,445	703	0.85	9.3	7.9
Goldman Sachs BDC, Inc.	1,286	892	1.23	9.4	11.5
PennantPark Floating Rate Capital Ltd.	887	531	0.98	NM	NM
BlackRock Capital Investment Corporation	887	440	0.80	11.8	9.4
Fidus Investment Corporation	672	361	0.91	10.3	9.3
THL Credit, Inc.	624	257	0.75	13.1	9.9
Gladstone Investment Corporation	613	391	1.10	6.5	7.2
Solar Senior Capital Ltd.	543	271	1.00	8.5	8.6

Bold text denotes internally managed BDCs

Source: SNL Financial, Company Filings
Note: Figures are in millions. Market data as of August 7, 2018; selected peer set includes any BDC with assets greater than $500 million. Financial data as of March 31, 2018 except for Sierra and MCC, which are as of June 30, 2018. 2019E NII Data per IBES Consensus Estimates.
1. Treated as a single entity following announced merger.
2. Estimates of Sierra's post-merger financial position are based on the publicly reported financial information of Sierra, MCC and MDLY as of June 30, 2018.

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Pro - forma Leadership Team 2023 Notes (MCV) $89.9 SBA Debenture Notes $95.0 SBA Debenture Notes $50.0 2021 Notes (MCX) $74.0 MCC - ING Revolver $1.5 2024 Notes $30.3 2024 Notes $30.3 2024 Notes $30.3 2024 Notes $30.3 Alpine Revolver - $240.0 SIC - ING Revolver $145.0 The senior executive team will remain intact as part of this transaction Brook Taube, Chairman and Chief Executive Officer Seth Taube, Vice Chairman Jeff Tonkel, President Richard Allorto, Chief Financial Officer John Fredericks, General Counsel Source: Medley management Page 6

Transaction Summary Source: Medley management; MCC, Sierra and Medley estimates per Medley management 1 . Estimates of Sierra’s post - merger financial position are based on the publicly reported financial information of Sierra, MCC an d MDLY as of June 30, 2018. Structure • C ombination of Sierra, MCC and Medley through two transactions: − Merger of MCC into Sierra − Acquisition of Medley by Sierra; Medley will operate as a subsidiary of Sierra Consideration • Each MCC share will be converted into 0.8050 shares of Sierra Common Stock • Each share of MDLY Class A Common Stock will receive 0.3836 shares of Sierra Common Stock, $3.44 per share of cash consideration and $0.65 per share special cash dividends • Medley LLC Unitholders have agreed to convert their units into MDLY Class A Common Stock, and will receive for each MDLY Class A Common Stock 0.3836 shares of Sierra Common Stock, $3.44 per share of cash consideration and a $0.35 per share special cash dividend • Medley LLC Unitholders have agreed to forgo all payments that would be due to them under the existing Tax Receivables Agreement with Medley for the benefit of the combined company Balance Sheet / Leverage • Pro - Forma Sierra statistics 1 : − Assets of ~$2.0 billion − NAV per share of $7.33 − Regulatory Debt / NAV of 0.62x Key Approvals • Shareholder approvals at Medley, MCC and Sierra • SEC Approval Governance • Board will consist of the current independent directors from Sierra, one interested director from Sierra and two independent directors from MCC Listing • Sierra Common Stock to be listed on the NYSE at the time of closing Timing • Expected to close in the fourth quarter of 2018 or early in 2019 Page 7

Current Structure Page 8 Sierra Advisory Contract SIC Advisors Other Advisory Entities Private Funds and SMAs, Etc. MDLY (NYSE: MDLY) Unitholders Medley LLC MCC (NYSE: MCC) MCC Advisors Advisory Contract Advisory Contracts Source: Medley management

Pro-Forma Structure

Pro-Forma Sierra


Sierra (Ticker: TBD)
A
Advisory Contract
Sierra Portfolio
MCC Portfolio
B
MDLY[1]
C
Medley LLC
MCC Advisors
Other Advisory Entities
Advisory Contracts
Private Funds and SMAs, Etc.

Transaction Highlights

(A) Sierra is the acquirer of both Medley and MCC

(B) MCC merges with and into Sierra for common stock
- 0.8050 Sierra shares per MCC share
- Total value to MCC shareholders depends on the market valuation of Sierra at listing

(C) Medley acquired by Sierra for cash and stock
- Class A Shareholders receive:
  - 0.3836 shares of Sierra per Medley Class A share
  - $3.44 cash consideration
  - $0.65 of special cash dividends
  - Total value to MDLY Class A shareholders depends on the market valuation of Sierra
- Medley LLC Unitholders convert into MDLY Class A Common Stock and receive:
  - 0.3836 shares of Sierra per Medley Class A share
  - $3.44 cash consideration
  - $0.35 of a special cash dividend
  - Total value to Medley LLC unitholders depends on the market valuation of Sierra
- Medley LLC Unitholders have agreed to forgo all payments that would be due to them under the existing Tax Receivables Agreement with Medley for the benefit of the combined company

Source: Medley management
1. Assumes SEC staff confirms Sierra can rely on existing no-action relief permitting a BDC to own a registered investment advisor.

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14% 10% 8% 7% 6% 6% 4% 4% 4% 4% 33% Services: Business Healthcare & Pharmaceuticals High Tech Industries Construction & Building Banking, Finance, Insurance & Real Estate Aerospace & Defense Hotels, Gaming & Leisure Automotive Wholesale Energy: Oil & gas Other (20 Industries) 76% 12% 8% 4% First Lien Second Lien Equity Unsecured Sierra Pro - Forma Portfolio Summary Investment Type Floating vs Fixed Rate 1 Page 10 Industry Sponsor / Non - Sponsor Note: Portfolio data as of June 30, 2018 based on fair market value. Portfolio includes all positions inclusive of SLS JVs an d o ther off balance sheet funds and excludes FMV of asset manager 1. Based on income bearing investments; excludes equity investments . 94% 6% Floating Fixed 83% 17% Sponsored Non-Sponsored

$- $50.0 $100.0 $150.0 $200.0 $250.0 $300.0 2018 2019 2020 2021 2022 2023 2024 2025 USD in Millions Combined Debt Maturity Profile Page 11 Source : Medley management; MCC, Sierra and Medley estimates per Medley management . 1. Estimates of Sierra’s post - merger financial position are based on the publicly reported financial information of Sierra, MCC and MDLY as o f June 30, 2018. Stated leverage calculated pursuant to the Investment Company Act of 1940. SBA Debenture Notes $5.0 2023 Notes (MCV) $89.9 SBA Debenture Notes $95.0 SBA Debenture Notes $50.0 2021 Notes (MCX) $74.0 MCC - ING Revolver $1.5 2024 Notes $30.3 2024 Notes $30.3 2024 Notes $30.3 2024 Notes $30.3 Alpine Revolver - $240.0 Sierra - ING Revolver (incremental) $38.4 Sierra - ING Revolver $145.0 Liabilities are well diversified with a staggered debt maturity profile with estimated regulatory leverage of 0.62x 1

Summary Page 12 The combination of Sierra, MCC and Medley will create a leading, publicly - traded internally managed BDC Source: MDLY management 1. SNL Financial as of August 7, 2018. Creates the 2nd largest internally managed and 7th largest publicly traded BDC 1 1 Creates a single, larger, diversified balance sheet 2 Expected to increase liquidity for shareholders of Sierra, MCC, and MDLY with potential upside to future valuation as a result of internalization 3 Expected to be accretive to NII per share for Sierra and MCC through simplified organizational structure and revenue generation from growth of the asset manager over time 4 + +